UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Sigma-Aldrich Corporation
(Exact name of registrant as specified in charter)

Delaware	000-08135	43-1050617
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3050 Spruce Street St. Louis, Missouri (Address of principal executive offices)		63103 (Zip Code)

George L. Miller, Senior Vice President, General Counsel and Secretary
(314) 771-5765
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1), Sigma-Aldrich (or the “Company”) submits this Conflict Minerals Disclosure to report for the calendar year covered by the specialized disclosure report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at www.sigmaaldrich.com under “Investor Relations.” The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit
As specified in Section 1, Item 1.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.
Section 2 – Exhibits
Item 2.01 Exhibits

The following exhibit is filed as part of this report:
Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SIGMA-ALDRICH CORPORATION
(Registrant)

By:	/s/ George L. Miller
George L. Miller Senior Vice President, General Counsel and Secretary

Date:	May 30, 2014

Exhibit Index

Exhibit No.	Description
1.02	Conflict Minerals Report of Sigma-Aldrich Corporation